FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02041534

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934



SEC MAIL
RECEIVED
PROCESSING
JUN 20 2002
WASH, D.C.
165
SECTION

For the month of **June 2002 – Enerplus Resources Fund – Issue of Senior Unsecured Notes**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date June 20, 2002 By .... CHRISTINA MEEUWSEN
CORPORATE SECRETARY
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.

CR6b



Enerplus Resources Corporation

Western Canadian Place
1900, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

Telephone: (403) 298-2200
Fax: (403) 298-2211

June 19, 2002
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX – ERF.un
NYSE - ERF

SCHEDULE "A"

ENERPLUS ISSUES US$175 MILLION 12-YEAR SENIOR UNSECURED NOTES

Enerplus Resources Fund is pleased to announced that its wholly-owned subsidiary, EnerMark Inc., successfully closed an offering of US$175 million senior unsecured notes maturing June 19, 2014, to eleven U.S. institutional investors. The notes have a coupon rate of 6.62% priced at par and have a 12-year term with a 10-year average life (20% of the principal repayment is required on June 19, 2010 and each year thereafter until June 19, 2014). The net proceeds from the offering will be used to repay a portion of bank debt.

Mr. Gordon Kerr, President and CEO of Enerplus stated, "This successful offering diversifies Enerplus' capital sources, providing a new source of funding with the assurance of long-term credit commitments at attractive rates. We look forward to developing long-term relationships with these investors." The private placement was led by Salomon Smith Barney, as sole Bookrunning Manager, with CIBC World Markets and RBC Capital Markets as co-agents.

In connection with this offering, Enerplus swapped the US$175 million into Canadian dollar denominated floating rate debt at an exchange rate of 1.5333 for gross proceeds of CDN$268,327,500 at a floating interest rate, currently at 4.0%.

Also in connection with the offering, Enerplus entered into interest rate swaps that fixed the interest rate on a notional CDN$50 million of debt for three years at an average rate of 5.525% (including banking fees). Enerplus now has the following fixed interest rate positions in place:

Notional Debt Amount	Swap Term	Fixed Interest Swap Rate	Fixed Interest Rate Including Bank Fees
CDN$25 million*	To January 18, 2005	3.89%	4.74%
CDN$25 million	To June 3, 2005	4.70%	5.55%
CDN$25 million	To June 4, 2005	4.65%	5.50%

* Previously implemented in January 2002

Enerplus Resources Fund is North America's largest conventional oil and natural gas income fund established in 1986. Trading on both the Toronto Stock Exchange (ERF.un) and the New York Stock Exchange (ERF), Enerplus offers investors a high yield investment that pays regular monthly cash distributions to all unitholders and is an eligible investment for all RRSPs, RRIFs IRAs and RESPs.

For further information, please contact Rob Waters, Senior Vice President & Chief Financial Officer or Eric Tremblay, Senior Vice President, Capital Markets at 1-800-319-6462. For complete information on Enerplus, visit www.enerplus.com.